SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

TITLE STARTS ONLINE, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

888447109
(CUSIP Number)

C/O Title Starts Online, Inc. 4540 Alpine Avenue, Blue Ash, Ohio 45242
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. 888447109	13D	Page 2 of 4 Pages
1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Gerald Wolken
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 105,105(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 105,105(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,105 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3% (2)
14	TYPE OF REPORTING PERSON* IN

(1) Includes all shares of common stock that the Reporting Person beneficially owns as of the date of the event which requires filing of this Schedule 13D.
(2) Percentage of class calculated based on an aggregate of 1,269,274 shares issued and outstanding, after giving effect to the transactions described in Item 4 of this Schedule 13D, as reported in the Issuer’s Current Report on Form 8-K, dated December 28, 2009 and filed with the Securities and Exchange Commission (“SEC”) on January 4, 2010.

Item 1.  Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Title Starts Online, Inc., a Nevada Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 4540 Alpine Avenue, Blue Ash, Ohio 45242.

Item 2. Identity and Background.

This statement is being filed by and on behalf of Gerald Wolken (“Wolken”). Wolken is herein sometimes referred to as a “Reporting Person”.

The address of the principal office of the Reporting Person is C/O Title Starts Online, Inc., 4540 Alpine Avenue, Blue Ash, Ohio 45242.

Wolken is principally involved in the business of consulting.
Wolken is a citizen of the United States.

During the last five years, Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 28, 2009, the Issuer consummated its acquisition of Advanced Mechanical Products, Inc., an Ohio corporation (“AMP”), pursuant to that certain Share Exchange Agreement, dated December 28, 2009, (referred to as the “Share Exchange Agreement”), by and among the Issuer, the shareholders of AMP and AMP. In accordance with the Share Exchange Agreement, AMP became the Issuer’s wholly-owned subsidiary (the “AMP Acquisition”). At the closing of the AMP Acquisition, the shareholders of AMP exchanged all of the AMP shares for an aggregate of 1,063,636 shares of the Issuer’s common stock (the “Issuer Shares”).

Prior to the AMP Acquisition, the Reporting Person held AMP Shares. These shares were converted into an aggregate of 105,105 Issuer Shares at the closing of the AMP Acquisition.

The foregoing description of the terms of the Share Exchange Agreement is qualified in its entirety by reference to the copy of the Share Exchange Agreement Agreement filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

The Reporting Person did not acquire beneficial ownership of any AMP Shares with borrowed funds.

Page 3 of 4 Pages

Item 4. Purpose of Transaction.

The Reporting Person has acquired the securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5.  Interest in Securities of the Issuer.

As of December 28, 2009, Wolken beneficially owned 105,105 or 8.3% of Issuer’s common stock.

Except as described in this Schedule 13D, Wolken has not effectuated any other transactions involving the securities in the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1
Share Exchange Agreement, December 28, 2009, by and between Title Starts Online, Inc., Mark Defoor, Advanced Mechanical Products, Inc. (“AMP”), and each of the shareholders of AMP. (Incorporated by reference to the Form 8-K Current Report of the Securities and Exchange Commission on January 4, 2010)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Company Name

Date: February 5, 2010	By:	/s/ Gerald Wolken
Gerald Wolken

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